

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via Facsimile
Michael Monahan
Executive Vice President and CFO
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

Re: **Pitney Bowes Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2013
       Filed February 21, 2014
       Form 8-K filed August 8, 2013
       File No. 001-03579

Dear Mr. Monahan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Equipment Sales, page 17

1.   You disclose in this section that the cost of equipment sales as a percentage of revenue increased in fiscal 2013 due, in part, to "pricing pressure on competitive placements." Please tell us what consideration you gave to quantifying separately the portions of revenue declines due to volume reduction and price reduction. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources

Cash Flow Summary, page 23

2.   We note your disclosure that decreases in cash flow from operations were partially offset by increased cash from working capital management. Please tell us what consideration was given to disclosing each significant change in working capital and the underlying reason(s) for such changes. In this regard, we note from your consolidated statements of cash flows that several working capital items, such as accounts receivable, inventory and accounts payable, changed significantly in 2013, however you have not disclosed the underlying reasons for these changes and the impact on your cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 45

3.   We note your disclosure on page 4 that you derive revenues from software-as-a-service . Please tell us your revenue recognition policy for this revenue stream, including whether your customers have the right to take possession of the software, and tell us what consideration was given to disclosing your policy.

Note 4. Finance Assets, page 50

4.   With regard to loan receivables, please tell us what consideration was given to disclosing your method for recognizing interest income and your policy for treatment of related fees and costs, including your method of amortizing any deferred fees. Refer to ASC 310-10-50-2(d).

Note 21. Quarterly Financial Data (Unaudited), page 91

5.   We note that your quarterly financial data presentation does not include gross profit or costs of revenues. Please tell us what consideration was given to disclosing either gross profit or costs of revenues for each period presented. Refer to Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

Form 8-K filed August 8, 2013

Exhibit 99.1

6.   Please tell us how you considered filing pro forma financial information in accordance with Article 11 of Regulation S-X for the disposal of PBMS. See Item 2.01 of Form 8-K and Rule 11-01(b)(2) of Regulation S-X. As part of your response, provide us with the results of the significance tests in accordance with Rule 1-02(w) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief